Exhibit 19.1

INSIDER TRADING POLICY
POLICY
Employees and directors of Post Holdings, Inc. (“Post” or the “Company”) and its subsidiaries must comply with all applicable federal, state and foreign securities laws. Employees and directors must refrain from trading in Post securities while in possession of material, nonpublic information and from trading in the debt or equity securities of another company while in possession of material, nonpublic information of such other company in the course of their service to Post.
Post’s Board of Directors has adopted the following guidelines and the accompanying Question & Answer section (“Q&As”) as its insider trading policy both to satisfy Post’s obligation to prevent insider trading and to help Post personnel avoid the severe consequences associated with violations of insider trading laws. The Q&As explain various aspects of the guidelines and are an integral part of Post’s policy.
SCOPE
This policy applies to all members of the Company’s Board of Directors and all employees of the Company and its subsidiaries. In addition, the Company may determine that other persons should be subject to this policy, such as contractors or consultants who have access to material, non-public information. This policy also applies to a person’s family members who share such person’s household, any member of a person’s family for whom such person provides substantial financial support or for whom such person directs transactions in Post securities or who is subject to such person’s influence or control, and any entities controlled by a person covered by this policy.
GUIDELINES
1.Employees and directors in possession of material, nonpublic information about Post must refrain from any direct or indirect trading in Post securities for their own account or any account in which they have a direct or indirect beneficial interest (including securities held in Post’s benefit or savings plans) until there is public disclosure and adequate dissemination of the information. Employees and directors also must refrain from engaging in any other action to take personal advantage of material, nonpublic information.
2.Transactions by family members or controlled entities of an employee or director are treated for purposes of this policy and applicable securities laws as if they were for that employee’s or director’s own account. Accordingly, all references to an employee or director with regard to all trading restrictions and other procedures in this policy also apply to that employee’s or director’s family members who are subject to this policy and controlled entities. Each employee and director is personally responsible for the actions of that employee’s or director’s family members who are subject to this policy and controlled entities.
3.Employees and directors who come into possession of material, nonpublic information about Post or, in the course of their service to Post, about any other company must not reveal such information to any other person including co‐workers (except to specified persons that Post’s Legal Department advises are permitted to know such information), customers, suppliers, friends and family members. This includes through “anonymous” communications online and elsewhere and via any social media. Penalties and disciplinary actions for revealing material, nonpublic information can be imposed whether or not an employee or director trades in the securities and whether or not he or she receives any benefit.
4.Employees and directors shall not engage in the following transactions in Post securities:
(a)trading in “puts” and “calls” (publicly traded options to sell or buy securities) or other hedging transactions;
(b)purchasing Post securities on margin, borrowing against any account in which Post securities are held, or pledging Post securities as collateral for a loan without the Required Pre‐Clearance;
(c)engaging in “short sales” ‐ i.e., selling securities not owned at the time of the sale or selling borrowed securities; or
(d)knowingly engaging in any transaction that appears to involve the misuse of material information unavailable to the investing public.
5.Employees and directors should consult with Post’s Legal Department if there is any question about the timing or other aspects of transactions involving Post securities.
6.As used in this policy, the term “Required Pre‐Clearance” means that a particular transaction or trade involving Post securities has been pre‐cleared by Post’s Legal Department (however, no officer may pre‐clear any such transaction in which he or she has an interest and Post’s Chief Executive Officer or Chief Financial Officer must pre-clear any such transaction by Post’s General Counsel).

Date effective: 02/03/2012
Last update:    01/31/2023

POST HOLDINGS, INC.
INSIDER TRADING POLICY
Q&A

What are the penalties of insider trading?
Under federal securities laws, insider trading can result in severe civil and criminal penalties, including fines of up to three times the profit gained or loss avoided, as well as imprisonment. Post also could be liable for fines of $1 million or more as a result of an employee’s or director’s insider trading or “tipping” (as described below). Post’s commitment to comply with federal securities laws is firm and absolute. Violation of this policy will result in discipline, up to and including discharge.
What is “material” information?
Information is considered “material” if a reasonable investor would consider that information important when making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether positive or negative, should be considered material. Some examples of information that could be seen as material are:
•Information related to future earnings or losses or other earnings guidance, including changes in estimated earnings or write-offs;
•Information related to a default on any financial obligation or a significant contract;
•News related to potential or actual litigation, disputes or governmental investigations;
•News of a pending or proposed merger, acquisition, joint venture, significant sale of assets or disposition of a subsidiary or joint venture;
•News of a possible new significant customer or of a possible loss of a significant customer;
•A significant cybersecurity incident;
•Information about the offering of additional securities;
•Material changes in a company’s capital structure or financing arrangements; and
•News of significant changes in senior management or a company’s board of directors.
When is information not public?
“Nonpublic” information means information that has not been disclosed to the general public. Public disclosure means that the information is widely disclosed, such as to the wire services through a press release or filed with the Securities and Exchange Commission (the “SEC”), and that a sufficient waiting period has elapsed for the information to be effectively disseminated to the public. Announcements by clients or suppliers, rumors or other unofficial statements in the press or marketplace do not constitute public disclosure.
Post has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information. You may not, therefore, disclose information to anyone outside of Post, including family members and friends, other than in accordance with those procedures.
If you have any doubt at all about whether you possess material, nonpublic information, you should consult with Post’s Legal Department.
Is it okay if I tell someone else material, nonpublic information but don’t trade in the securities myself?
No. You may not pass material, nonpublic information on to others or recommend to anyone the purchase or sale of Post securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading. You may, however, disclose material, nonpublic information to Post Board members or employees in the course of fulfilling your duties to Post, and you also may disclose material, nonpublic information to outside persons (such as attorneys, accountants and consultants providing services to Post) where necessary to accomplish Post business. In such instances, there must be in place assurances that the outside party will maintain the confidentiality of the information and not use the information for trading purposes or to “tip” others.
You may not permit anyone acting on your behalf to buy or sell securities that may be affected by the information. You may not publish material, nonpublic information on publicly accessible sites on the Internet, such as chat rooms or bulletin boards, or via social media, such as Twitter, Facebook or LinkedIn.
Someone left a draft of a press release in the copy room announcing a new acquisition for Post. May I purchase Post securities knowing that information? May I purchase securities in the other company if it is publicly traded?
No. If the acquisition is significant (and it probably is if Post is issuing a press release) you may not purchase Post securities or securities in the other company until it has been publicly announced. If you are in doubt about the significance of the transaction, you should consult with Post’s Legal Department.
I have been notified that I am an “insider.” What does this mean for me?
The officers and members of the Board of Directors of Post and certain other Post employees have been notified that they have been identified as having regular access to material, nonpublic information about Post (“Post Insiders”). As a result, Post Insiders are prohibited from trading in Post securities during the period beginning on the start of the sixth business day of the last month of each calendar quarter (March, June, September and December) and continuing until the start of the second business day following the issuance of Post’s press release of its financial results for the reporting period that includes such calendar quarter (each of these periods is called a “closed window period”). From time to time, if Post Insiders possess material information about Post that has not been publicly released, Post Insiders will be notified of additional closed window periods during which no trading will be permitted – even if it is not during an otherwise closed window period.
What is Section 16 and does it apply to me?
Under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each director, 10% shareholder and certain officers of Post (the “Section 16 Insiders”) must file periodic reports with the SEC listing the amount of Post securities (including derivative securities such as restricted stock units, stock options, warrants and convertible securities) he or she owns. Changes in a Section 16 Insider’s beneficial ownership of Post securities must be reported on SEC Form 4 within two business days after the date on which such change occurs or in certain cases on SEC Form 5 within 45 days after fiscal year end. Failure to report transactions and late filing of reports require separate disclosure in Post’s proxy statements. Section 16 also requires each Section 16 Insider to turn over to Post any “short‐swing profits” realized by the Section 16 Insider from any non‐exempt purchase and sale, or sale and purchase, of Post securities in any period of less than six months. You will be informed by Post’s Legal Department if you are designated as a Section 16 Insider.
The rules are complex and special rules or exceptions apply in certain situations. Section 16 Insiders are responsible for complying with Section 16 and should consider the Section 16 consequences before trading in Post securities.

How does Post’s insider trading policy apply to benefit plan transactions in Post securities?
This policy does not apply to purchases of Post securities in the Deferred Compensation Plan for Non-Management Directors (the “director deferred compensation plan”), the Savings Investment Plan (the “SIP,” and also commonly referred to as Post’s 401(k) plan) or other Post employee benefit plans resulting from periodic contributions of money pursuant to a payroll deduction election. This policy does, however, apply to certain elections you may make under the director deferred compensation plan, the SIP and other Post employee benefit plans that include Post securities as an investment option, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Post common stock fund, (b) an election to make an intra‐plan transfer of an existing account balance into or out of the Post common stock fund, (c) an election to borrow money against your SIP account if the loan will result in a liquidation of some or all of your Post common stock fund balance, and (d) an election to pre‐pay a plan loan if the pre‐payment will result in allocation of loan proceeds to the Post common stock fund. You may not undertake any of these elections at a time when you would be prohibited by this policy from directly trading in Post securities (for example, during a closed window period).
I work in the finance department and am aware that Post is taking a sizable write‐off this quarter. As a result, earnings will be lower than expected. I was planning to transfer a portion of my accumulated balance in the Post common stock fund of the Post SIP to a different fund. Must I postpone this transaction until earnings are released?
Yes. You may not make any transaction in the Post common stock fund while you possess material, nonpublic information. This includes transfers (in or out) of accumulated values, withdrawals or changes in future contributions.
Post has granted me some restricted stock units (“RSUs”) which will vest soon. As an employee, Post gives me the option to either pay cash to satisfy my tax withholding obligations or for Post to “net settle” my RSUs by reducing the number of shares it issues to me when the RSUs vest to cover my tax withholding obligations. Does the insider trading policy prohibit me from net settling my RSUs to cover my tax withholding obligations during a closed window period?
No. Your choice to have Post withhold shares of stock to satisfy tax withholding obligations upon vesting of your RSUs is exempt from Section 16 of the Exchange Act, and is not subject to this policy. However, shares of Post stock issued to you when your RSUs vest are treated like any other shares of stock, and you may not sell such shares of stock if you have material, nonpublic information or are otherwise prohibited from selling shares under this policy (such as during a closed window period if you are a Post Insider).
Post has granted me some stock options. Am I limited by the insider trading policy as to when I can pay cash to exercise the options?
No. The exercise of a company‐granted stock option with cash is not subject to this policy, nor is your election to have Post reduce the number of shares delivered to you as the result of the option exercise to satisfy tax withholding requirements. If you are an employee (but not a director) of Post, you also may choose to net settle your stock option exercise and the number of shares delivered to you will be reduced by the amount of the exercise price for your stock options. However, stock received upon exercise of a stock option is treated like any other stock, and you may not sell such stock if you have material, nonpublic information or are otherwise prohibited from selling shares under this policy (such as during a closed window period if you are a Post insider).
I am a Post Insider and have been granted employee stock options. I understand that I may pay cash to exercise these options without regard to the closed window period. Is there any circumstance in which I can also sell during the closed window period shares I acquire when I exercise my options?
No. During closed window periods and during any period of time in which you possess material, nonpublic information, you may not publicly sell any of the shares acquired upon exercise of any employee stock options. This includes any sale of stock as part of a broker‐assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of, or the tax obligations associated with the exercise of, an option.
I am a director and have been granted RSUs. When the RSUs vest, may I sell Post stock (including shares of Post stock issued due to the vesting of the RSUs) to satisfy my tax obligations during a closed window period?
No. During closed window periods and during any period of time in which you possess material, nonpublic information, you may not publicly sell any of the shares acquired upon vesting of any RSUs, including any sale of stock for the purpose of generating the cash needed to pay the tax obligations associated with the vesting of the RSUs.
I am a director and want to exercise my stock-settled stock appreciation rights (“SARs”). May I sell shares of Post stock to satisfy my tax obligations due to my exercise during a closed window period?
No. During closed window periods and during any period of time in which you possess material, nonpublic information, you may not sell shares of Post stock to satisfy your tax obligations associated with your SARs exercise, including any shares acquired due to the exercise.
This policy says that Post’s directors and certain employees have been designated as “Post Insiders”. Are these the only persons who are subject to this policy?
No. Although only Post Insiders are prohibited from trading during closed window periods, any Post employee (including a Post Insider) who possesses material, nonpublic information about Post may not buy or sell Post securities for as long as that information is material and nonpublic (whether or not during a closed window period). As noted above, if you have any doubt at all about whether you possess material, nonpublic information, you should consult with Post’s Legal Department.
Do I need to get permission to buy Post securities?
All Section 16 Insiders (i.e., members of the Board of Directors and certain of our officers) must pre‐clear each of their trades in Post securities (including any purchases, sales, gifts or other transfers) with Post’s Legal Department. If you are not a Section 16 Insider and/or do not possess material, nonpublic information, you are not required to pre‐clear your trades or other transactions in Post securities; however, you are still subject to the other requirements set forth in this policy. If you contact Schwab to conduct a transaction in Post stock, it is recommended that you contact Schwab no later than 11:00 a.m. Eastern on the day you wish to conduct the transaction – however, this is not a guarantee that the transaction will still be able to be completed on the same business day. Please remember that all closed window periods begin at the start of the first day of the period and take that timing into consideration when planning your trades. A request for pre‐clearance should be submitted to Post’s Legal Department at least one business day in advance of the proposed transaction. Unless you are otherwise notified, a Required Pre-clearance will remain valid for the shorter of two business days (with the date you receive the Required Pre-clearance being the first business day) or until the close of market on the business day before a closed window period. Neither Post’s Legal Department nor the Chief Executive Officer or Chief Financial Officer (in the case of a Required Pre‐Clearance) is under any obligation to approve a transaction submitted for pre‐clearance, and may determine not to permit the transaction. If a person seeks pre‐clearance and permission to engage in the transaction is denied, then he or she must refrain from engaging in such transaction in Post securities. When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material, nonpublic information about Post, and should fully describe those circumstances as part of his or her request. He or she should also indicate whether he or she has effected any non‐exempt “opposite way” transactions within the past six months that could subject him or her to short-swing profit liability and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5, as described above, and should also be prepared to comply with Rule 144 and file Form 144, if necessary, at the time of any sale.
Can I enter into a 10b5‐1 Plan or other pre-planned trading arrangement?
Any Rule 10b5-1 plan or other pre-planned trading program allows an individual to enter into a planned set of trades in the future (a “10b5 Plan”). Any 10b5 Plan must be in writing and must satisfy the rules and requirements of the SEC, and cannot be made on the basis of material, nonpublic information. In addition, Post and Section 16 Insiders have certain disclosure obligations related to the adoption of, trading pursuant to and termination of a 10b5 Plan. To assure compliance with this policy, as well as the rules and requirements for a 10b5 Plan, Post Insiders must obtain approval of Post’s Legal Department prior to establishing a 10b5 Plan. Section 16 Insiders should understand that the approval or adoption of a 10b5 Plan in no way reduces or eliminates such person’s disclosure obligations or short‐swing profit liabilities under Section 16, as described above.
This policy prohibits transactions in puts and calls. Why are these transactions restricted?
Given the relative short term of publicly traded options, transactions in options may create the appearance that a director or employee is trading based on material, nonpublic information and focus the individual’s attention on short‐term performance at the expense of Post’s long‐term objectives. Accordingly, transactions in put and call options, or in any other organized market, are prohibited by this policy. However, the restrictions on puts and calls in this policy do not apply to stock options awarded under Post’s equity incentive plans, which are addressed elsewhere in this policy.
What are “hedging” transactions, and why are they restricted?
Certain forms of hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, let an employee or director continue to own a company’s securities, but without the full risks and rewards of ownership. These transactions are speculative in nature and create the appearance that the transaction is based on material, nonpublic information. In addition, giving up the full risks and rewards of ownership can result in the perception that a company employee or director no longer has the same interests as the company’s other shareholders. Therefore, Post employees and directors are prohibited from engaging in any such transactions.
This policy also restricts “margining” of Post securities. What does this mean?
Buying on “margin” means borrowing money to buy Post securities. This is typically done by setting up a margin account with a broker. With a margin account, an investor borrows money from the broker to buy securities, and uses the securities as collateral for the loan. Because borrowing money to buy securities may be viewed as encouraging speculation, our policy prohibits employees and directors from margining Post securities unless certain conditions are satisfied. Accordingly, if you want to buy Post securities on “margin,” first, you must obtain the Required Pre‐Clearance and, second, you must demonstrate that you have the financial capacity to repay the loan or substitute collateral in order to avoid a forced sale of Post securities. In addition, Post’s directors and executive officers are prohibited under Post’s hedging and pledging policy from pledging, hypothecating or otherwise encumbering Post’s securities as collateral for indebtedness (which prohibition includes, but is not limited to, holding such securities in a margin account).

This policy says that “short sales” of Post securities are prohibited. What is a “short sale”?
In a “short sale,” an investor agrees to sell securities which he or she does not own to another person at a future date. The investor expects to purchase the securities at a lower price in the future prior to the time he or she has committed to sell them. Employees and directors who engage in short selling place themselves in the position of profiting from a decline in the market price of Post securities. This is inconsistent with your expected commitment to the long‐term prospects of Post.
I have invested in a mutual fund. Are purchases and sales of Post securities by the mutual fund covered by this policy?
No. No violation of this policy occurs if a mutual fund in which you have made an investment buys or sells Post securities while you are in possession of material, nonpublic information, because you have no control over the fund’s decision to buy or sell the securities.
This policy says that I may not permit any member of my family to buy or sell Post securities while I possess material, nonpublic information. For these purposes, who is considered to be part of my family?
Your family is any member of your family (spouse, children (including children away at college), stepchildren, grandchildren, siblings, parents, stepparents, grandparents, in‐laws and any person other than those listed here) who shares your household, as well as any member of your family for whom you provide substantial financial support or for whom you direct transactions in Post securities or are subject to your influence or control. These people may be presumed to have the same information you have and should not trade while you have inside information. You are responsible for the transactions of these persons and therefore should make them aware of the need to confer with you before they trade in Post securities.
I live in Missouri and have a brother who lives in California. Is there any restriction on his Post securities transactions?
No. If he is not part of your household and you do not financially support him, direct his transactions in Post securities or influence or control him, then there is no reason that he cannot freely trade in Post securities. Obviously, you are prohibited from disclosing to him any material, nonpublic information you have about Post.
I’d like to make a gift of some of my Post securities. Does this policy apply to gifts, transfers for estate planning purposes or other transfers that are not for value?
Yes. The SEC has expressed the view that the insider trading laws apply to gifts of securities and other transfers of securities that are not for value. As a result, you may not make a gift of Post securities, transfer Post securities to an estate planning vehicle or otherwise transfer Post securities in a transaction that is not for value during any period of time in which you possess material, nonpublic information or are otherwise prohibited from selling shares under this policy (such as during a closed window period if you are a Post insider).
In connection with my service to Post, I have become aware of material, nonpublic information about another company. If the other company is publicly traded, am I restricted in my ability to trade in the other company’s securities?
Yes. If you obtain material, nonpublic information about another company during the course of your service to Post, you must refrain from trading in the securities of such other company for so long as such information remains material and nonpublic.

Does this policy apply to me after my service to Post ends?
Yes, it may. This policy continues to apply to your transactions in Post securities even after your employment or Board membership has terminated if you are in possession of material, nonpublic information when your employment or service terminates. You may not trade in Post securities until that information has become public or is no longer material.